EXHIBIT 99.3

VOX ROYALTY ANNOUNCES Q4 2024 FINANCIAL RESULTS,

ACHIEVES 2024 REVENUE GUIDANCE, PROVIDES 2025 OUTLOOK

AND INCREASES QUARTERLY DIVIDEND

TORONTO, CANADA – February 20, 2025 – Vox Royalty Corp. (TSX: VOXR) (NASDAQ: VOXR) (“Vox” or the “Company”), a returns focused mining royalty company, is pleased to announce its operating and financial results for the fourth quarter ended December 31, 2024. All amounts in U.S. dollars unless otherwise indicated.

Kyle Floyd, Chief Executive Officer, stated: “We are pleased to announce record annual cashflows from operations, achievement of annual revenue guidance for the fourth consecutive year and finishing 2024 with three new producing gold royalties in Western Australia. We are also encouraged to deliver annual G&A expenditure reduction of 9%, demonstrating management’s ongoing focus on operating efficiency. From a capital markets perspective, we are excited by our significant market liquidity growth, particularly in the U.S. through our NASDAQ listing, which management believes is attributable to continued interest from the generalist investor market in the U.S. Our management team is optimistic for 2025, both in terms of organic growth from new Australian gold royalty assets, rapidly advancing development assets Plutonic East, Cardinia and Horseshoe Lights, and potential accretive asset acquisitions that our team is currently progressing.”

Full Year 2024 Highlights

•	Record annual cash flows from operations of $5,459,150, compared to $5,271,090 in 2023.
•	Year-over-year general and administration expenditures reduction of $450,823, representing a decrease of ~9%. The Company has successfully realized reductions to its cost profile and the management team has continued to drive further operational efficiencies.
•	Annual revenues of $11,047,763, compared to $12,310,594 in 2023. The comparative period revenue figure included development milestone revenue of $1,329,767 related to maiden mineral reserves declared for the Puzzle Group gold deposits at the Kookynie royalty.
•	Strong balance sheet position at period end includes: (i) cash and accounts receivable of $11,672,071, (ii) working capital of $9,234,339 and (iii) a fully undrawn credit facility of up to $15,000,000 with BMO (plus accordion feature for up to an additional $10,000,000, subject to certain conditions).
•	On March 7, 2024, increased quarterly cash dividend by 9.1% to $0.012 per common share.
•	Acquired a total of five new royalty and milestone payment assets in 2024, all located in Australia, including the Castle Hill gold royalty which Evolution Mining Limited (“Evolution”) fast-tracked into production in Q3 2024.

Fourth Quarter Highlights

•	Q4 2024 revenue of $2,897,325, compared to revenue of $2,997,426 in Q4 2023.
•	Inaugural revenues achieved from three producing gold assets in Western Australia during the quarter:
	o	Myhree gold mine (operated by Black Cat Syndicate Limited (“Black Cat”)):
		■	Vox has a 1% NSR royalty over key areas of the Bulong Mining Centre, including the high-grade Myhree and Boundary gold deposits.
		■	On December 3, 2024, Vox received inaugural royalty revenue related to gold produced for Q3 2024.
		■	Black Cat has progressed Myhree from discovery in 2018 to first gold doré production in 2024, over an accelerated six-year timeline.
	o	Castle Hill gold mine (operated by Evolution):
		■	Vox holds an A$40/oz gold royalty (payable up to 75,000oz gold production), plus a net milestone payment of A$2,000,000, triggered at 140,000oz of cumulative gold production. Vox also holds an uncapped 2% royalty over the Kunanalling tenure which surrounds Castle Hill, payable post 75,000oz of gold production from the Castle Hill royalty tenure.
		■	On November 22, 2024, Vox received inaugural royalty revenue related to gold production for Q3 2024 from the Rayjax gold deposit on mining lease M15/1831.
	o		Otto Bore gold mine (operated by Northern Star Resources Limited):
		■	Vox has a 2.5% NSR royalty applicable on production between 42,000oz and 100,000oz of gold recovered.
		■	The hurdle was reached in Q4 2024, with inaugural royalty revenues recognized during the quarter.

1

Summary of Quarterly Results

	Three months ended December 31, 2024	Three months ended December 31, 2023	For the year ended December 31, 2024	For the year ended December 31, 2023
	$	$	$	$
Statement of Cash Flows
Cash flows from operating activities	125,398	2,341,781	5,459,150	5,271,090

Income Statement
Revenue	2,897,325	2,997,426	11,047,763	12,310,594
Gross profit	1,506,197	2,072,497	7,914,825	9,978,660
Operating expenses	(1,507,706)	(2,667,645)	(6,820,676)	(8,249,712)
Income (loss) from operations	(1,509)	(595,148)	1,094,149	1,728,948
Interest and finance expenses(1)	(81,208)	-	(315,304)	-
Other income(2)	(4,003)	366,184	197,186	683,998
Income tax expense – current and deferred	(879,774)	(188,998)	(2,625,113)	(2,514,058)
Net loss	(966,494)	(417,962)	(1,649,082)	(101,112)
Loss per share – basic and diluted	(0.02)	(0.01)	(0.03)	(0.00)

Dividends declared per share	0.012	0.011	0.048	0.044

(1)	Interest and finance expenses comprise BMO credit facility finance charges.
(2)	Other income comprises interest income, foreign exchange differences, and the comparative period also includes the fair value change of warrants which expired on March 25, 2024.

For complete details, please refer to the consolidated financial statements and associated Management Discussion and Analysis for the years ended December 31, 2024 and 2023, available on SEDAR+ (www.sedarplus.ca), the SEC’s website (www.sec.gov) or on Vox’s website (www.voxroyalty.com).

Quarterly Dividend

The Company is also pleased to announce that its Board of Directors has raised its quarterly dividend and declared a quarterly dividend of $0.0125 per common share, to be paid on April 14, 2025, to shareholders of record as of the close of business in Toronto on March 31, 2025. This marks the third consecutive annual increase for Vox shareholders.

For shareholders residing in Canada, the dividend will be paid in Canadian dollars based on the daily exchange rate published by the Bank of Canada on March 31, 2025. The dividend qualifies as an “eligible dividend” as defined in the Income Tax Act (Canada). The dividend is subject to customary Canadian withholding tax for shareholders that are not resident in Canada.

Outlook

The operational performance of the Vox portfolio during the year was generally in line with management expectations. On March 7, 2024, Vox estimated that 2024 royalty revenue guidance would be in the range of $11 million to $13 million. For the year ended December 31, 2024, Vox’s royalty revenue totalled $11,047,763.

For 2025, Vox estimates royalty revenue to total $12 million to $14 million. Management’s 2025 outlook on royalty revenue is based on publicly available information of the owners or operators of projects on which the Company has a royalty interest and which management believes to be reliable. When publicly available forecasts on properties are not available, management seeks to obtain internal forecasts from the owners or operators, if available, or generates internal best estimates based on the information available.

Key growth assets for the Company for 2025 include, based primarily on public disclosure of third-party operators:

•	The Binduli North gold heap leach project in Western Australia, which officially opened in Q3 2022 and continues to be optimised by Zijin Mining Group Co., Ltd. and where Vox holds an A$0.50/t royalty over material from the Janet Ivy mining lease.
•	The Bulong 1.0% NSR gold royalty in Western Australia, with operator Black Cat commencing production in Q3 2024 at the Myhree open pit.
•	The Castle Hill A$40/oz gold royalty in Western Australia, with operator Evolution commencing small-scale production in Q3 2024 at the Rayjax open pit prior to commencement of larger-scale mining at the Castle Hill open pit deposit in 2026.
•	The Otto Bore 2.5% NSR gold royalty (on cumulative 42Koz-100Koz production) in Western Australia, where Northern Star Resources Limited reached the 42Koz hurdle in Q4 2024, with inaugural royalty revenue recognized during the quarter and ore stockpile processing ongoing.

2

About Vox

Vox is a returns focused mining royalty company with a portfolio of over 60 royalties spanning six jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 30 separate transactions to acquire over 60 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd	Pascal Attard
Chief Executive Officer	Chief Financial Officer
info@voxroyalty.com +1-345-815-3939	pascal@voxroyalty.com +1-345-815-3939

Cautionary Statements to U.S. Securityholders

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, statements regarding the payment of a quarterly dividend in April 2025 and on any future date thereafter, development expectations at key growth assets during 2025, expectations to realize revenue from producing and development stage royalty assets in the near-term, and revenue expectations for fiscal year 2025. Achievement of the 2025 royalty revenue guidance stated in this press release is subject to numerous risks and uncertainties, including but not limited to changes in commodity prices and the ability of operators to attain the results set out in their forecasts. Accordingly, Vox cannot provide assurance that the actual royalty revenue for 2025 will be in the range set forth above. In addition, management may or may not revise its guidance during the year to reflect more current information. If Vox is unable to achieve anticipated guidance, or if management revises its guidance, the Company’s future results of operations may be adversely affected, and the Company’s share price may decline.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to Vox’s dividend policy; epidemics, pandemics or other public health crises, geopolitical events and other uncertainties, such as the conflicts in Ukraine and Israel, as well as those factors discussed in the section entitled “Risk Factors” in Vox’s annual information form for the financial year ended December 31, 2023 available at www.sedarplus.ca and the SEC’s website at www.sec.gov (as part of Vox’s Form 40-F).

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on Vox’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

3

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change, and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

None of the TSX, its Regulation Services Provider (as that term is defined in policies of the TSX) or The Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this press release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

4